Exhibit 10.6H

100 Campus Drive, Suite 200E Florham Park, NJ 07932

PERSONAL AND CONFIDENTIAL

May 21, 2019

Mr. Cliff Skelton

764 J Avenue

Coronado, CA 92118

Dear Cliff:

I am pleased to offer you the position of President and Chief Operating Officer of Conduent Incorporated (“Conduent”). You will report to Ashok Vemuri, Conduent’s Chief Executive Officer (‘CEO”). Your work location will be 764 J Avenue, Coronado, CA 92118. While there is no expectation that you will relocate to Conduent’s headquarters in New Jersey, there is an expectation that you will interact in person with clients and Conduent employees on a routine and regular basis in New Jersey and/or other company locations, as needed. Your expected start date is on or before June 17, 2019.

Annual Base Salary

Your starting base salary for this position will be paid bi-weekly, one week in arrears, at the annualized rate of Six Hundred Fifty Thousand Dollars and No Cents ($650,000.00). Your salary may will be reviewed annually, and any changes will require the approval of the Compensation Committee of Conduent’s Board of Directors.

Annual Performance Incentive Plan

You will be eligible to participate in Conduent’s Annual Performance Incentive Plan (“APIP”) at an annual target level of one hundred percent (100%) (“Target”) of your base salary with a potential payout range of zero (0) to two hundred percent (200%) of your Target. For the 2019 calendar year, any payout under the APIP will be based on company and individual performance as approved by the Compensation Committee and will not be pro rated. Beyond 2019, you will be eligible to participate in the APIP program subject to the terms and conditions established for the plan in each subsequent year.

Long Term Stock Incentive Plan

You will be eligible to participate in Conduent’s Long Term Stock Incentive Program, which may be amended from time to time. Grants are typically made in April and, in accordance with the Conduent Incorporated Performance Incentive Plan (or any successor plan that is operative at the time), are subject to the terms and conditions approved by the Compensation Committee and set forth in individual award agreements each year.

For 2019, the Compensation Committee has approved a special Long-term Incentive Plan Award for you with a target grant date value of One Million Five Hundred Thousand Dollars ($1,500,000). This award will be granted as soon as practicable following your start date and is conditioned upon your your acceptance of this offer and commencement of employment with Conduent. The award will consist of a mix of fifty percent (50%) restricted stock units and fifty percent (50%) performance stock units which is consistent with the 2019 awards granted to the CEO’s other direct reports. Subject to the terms and conditions stated in your award agreements and the governing equity plan, the restricted stock units generally vest ratably in equal annual installments over a three (3) year period.

The performance stock units will be subject to the same multi-year performance conditions approved by the Compensation Committee for the CEO and his direct reports for the 2019-2021 performance period and the potential payout will range from zero (0) to two hundred (200%) of target.

A formal award, including all the terms and conditions, will be provided to you after the grant date.

Special One Time Equity Buyout Award

The Compensation Committee has also approved a second special Long Term Stock Incentive Award for you (to buyout your existing equity) with a grant date value of Two Million Five Hundred Thousand Dollars ($2,500,000). This special award will consist exclusively of restricted stock units and be granted as soon as practicable following your start date. This award is conditioned upon your acceptance of this offer and commencement of employment with Conduent. The actual number of award shares will be based on the closing price of Conduent common stock on the grant date (value divided by stock price). Subject to the terms and conditions stated in your award agreement, the restricted stock units generally vest ratably in equal annual installments over a three (3) year period. In the event your employment is involuntarily terminated without “cause” (defined below) or voluntarily terminated for “good reason” (defined below) (with or without the occurrence of a change in control) or due to your death or disability, the vesting of your restricted stock units in this award will be accelerated so that they become fully vested.

A formal award, including all the terms and conditions, will be provided to you after the grant date.The terms and conditions for this award and your award for 2019 as described above, including the provisions around vesting will not automatically apply to any subsequent awards granted to you. Any equity based awards granted to you under the Long term Stock Incentive Plan in 2020 and beyond will be subject to the standard provisions regarding vesting and treatment upon termination as applicable to the CEO’s other direct reports.

Enhanced Severance Arrangement

You are eligible for a special severance arrangement in the event of a change in control (as such term is defined in the Conduent Incorporated Executive Change in Control Severance Plan) and your employment is (i) involunarily terminated by Conduent without “cause” as defined below, or (ii) voluntarily terminated by you with “good reason” as defined below. Under this special arrangement, you will be paid cash severnance in a lump sum in an amount equal to 2x your annual base salary and your APIP Target. You will also be eligible to receive your APIP payout for the year in which your active employment ends. Your APIP payout will be consistent with the payouts received by your peers and based on the company’s performance. You will be paid any APIP amount at the same time as other participants receive their payouts. Lastly, you will be eligible to continue your health and welfare benefits in place on your last day of active employment (other than short-term disability, long-term disability, and the 401(k) savings plan) for twelve consecutive (12) months, provided you continue to pay your employee portion of any premium contributions.

You are also eligible for enhanced severance if there is no change in control but your employment with Conduents ends within twelve (12) months of your start date and your employment is (i) involunarily terminated by Conduent without “cause” as defined below, or (ii) voluntarily terminated by you for “good reason” as defined below. Under these circumstances, you will receive salary and health and welfare benefit continuation for a period of twelve (12) consecutive months beginning on the day immediately following your last day of active empoyment. Your salary will be paid at your current bi weekly rate and your benefits will be at the same level of benefits except for short-term disability, long-term disability, and the 401(k) savings plan and subject to your continued payment of your employee portion of premuim contributions.

This special arrangement will be in effect until the first anniversary of your start date, after which the standard Conduent Executive Severance and in effect at the time of separation will apply. The payment of any severance benefits under this special arrangement or under Conduent’s Executive Severance and Executive Change of Control Policies will be contingent upon your execution of a full release of any and all claims and shall be in lieu of any and all other severance benefits Conduent offers its employees.

Definitions of Cause and Good Reason

The term “for cause” as used in this letter shall mean any one or more of the following reasons for termination: (i) your failure to follow the directions of your manager provided such directions are not inconsistent with your job duties and/or with applicable law; (ii) your performance of any act of fraud, dishonesty, misappropriation or embezzlement, or other similar willful misconduct while conducting business on behalf of Conduent or executing upon your job duties and responsibilities; (iii) your conviction of any felony or a crime involving moral turpitude (including pleading guilty or no contest to such crime or a lesser crime which results from plea bargaining); (iv) your performance becomes impaired due to alcohol or substance abuse and you refuse to seek treatment; (v) your performance of any act which injures or reasonably could be expected to injure the reputation, brand, business or business relationships of Conduent; and (vi) your violation of any material Conduent policy, including, but not limited to, policies prohibiting sexual harassment, retaliation, discrimination, and violence.

The term “good reason” as used herein shall mean any one or more of the following reasons for termination: (i) a material decrease in your base salary (other than any decrease that is applicable to you on substantially the same terms and percentage basis as are applicable to all other similarly situated executives of Conduent), (ii) a material diminution in your authority, duties, or responsibilites or demotion to a role that that is not commensurate with your credentials and experience (provided, however, that Conduent’s hiring of a Chief Executive Officer and/or a Chief Commercial Officer (or an individual with a similar title whose responsibilities include overseeing activities relating to sales) who reports directly to the Chief Executive Officer shall in no event constitute “good reason”), (iii) Conduent’s breach of any of its material obligations hereunder which breach remains uncured thirty (30) days after Conduent’s receipt of written notice of such breach, and (iv) relocation of your position to a site that is more than 50 miles from your currently assigned work location. To be eligble for the enhanced severance and constitute good reason, you must terminate your employment within thirty (30) days of the occurrence of any item(s) listed above.

Benefits and Perquisites

We are pleased to offer you a comprehensive benefits package, including medical, dental, vision care, disability income protection, accident insurance, and life insurance. You are eligible for coverage on your first day of employment. You will be eligible for up to four (4) weeks of paid vacation per year under the current Conduent’s Paid Time Off Policy. The Company anticipates moving its executives to a flexible vacation plan during 2019. At that time, you will transition to the new vacation plan along with your peers so that you can schedule and take planned paid vacation as needed.

As a Corporate Officer of Conduent, you will also be eligible for the following programs:

•	Financial and tax planning assistance up to $15,000 per year

•	Annual physical examination through Conduent’s preferred provider or reimbursement of up to $5,000 for the cost of a physical by your own physician

•	Annual credit monitoring up to $350 per year

Any reimbursements or in-kind benefits as described above shall be made or provided in accordance with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during the period of time specified above, (ii) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year, (iii) the reimbursement of an eligible expense will be made no later than the last day of the calendar year following the year in which the expense is incurred, and (iv) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

SEC Reporting Requirements

As a Corporate Officer, you will be subject to Securities and Exchange Commission (“SEC”) reporting requirements and to the SEC’s rules, if applicable, related to the valuation and disclosure of executive compensation and perquisites. You will receive communications on these topics directly from our General Counsel, Michael Peffer.

Section 409A

For purposes of the limitations on nonqualified deferred compensation under Section 409A of the Code, each payment of compensation under this agreement shall be treated as a separate payment of compensation for purposes of applying the Section 409A of the Code deferral election rules and the exclusion from Section 409A of the Code for certain short-term deferral amounts. Any amounts payable solely on account of an involuntary separation from service within the meaning of Section 409A of the Code shall be excludible from the requirements of Section 409A of the Code, either as involuntary separation pay or as short-term deferral amounts (e.g., amounts payable under the schedule prior to March 15 of the calendar year following the calendar year of involuntary separation) to the maximum possible extent. If, as of the date of a termination, you are a “specified employee” as determined by Conduent, then to the extent that any amount or benefit that would be paid or provided to you under this agreement within six (6) months of your “separation from service” (as determined under Section 409A) constitutes an amount of deferred compensation for purposes of Section 409A and is considered for purposes of Section 409A to be owed to you by virtue of your separation from service, then such amount or benefit will not be paid or provided during the six-month period following the date of your separation from service and instead shall be paid or provided on the first business day that is at least seven (7) months following the date of your separation from service, solely to the extent necessary to avoid the imposition of taxes under Section 409A of the Code.

Other Conditions

It is our sincere hope and belief that our relationship will be a beneficial one, however, Conduent does not offer employment on a fixed term basis. Unless otherwise prohibited by law, this letter should not be considered in any manner as a proposed contract for employment for any fixed term, as your employment will be “at will.” That is, either you or Conduent can terminate this relationship at any time, with or without cause or notice. In addition, Conduent may change any term or condition of your employment at will; with or without cause or notice.

You acknowledge, covenant, agree, warrant and represent that: (i) you are not a party to any contract, nor are you subject to, or bound by any commitment, restrictive covenant or agreement, order, judgment, decree, law, statute, ordinance, rule, regulation or other restriction of any kind or character, which either would or purports to, prevent or restrict you from entering into and performing your obligations under this offer letter free of any limitations, (ii) you are free to enter into the arrangements contemplated herein, (iii) you are not subject to any agreement or obligation that would limit your ability to act on behalf of Conduent or any of its subsidiaries, and (iv) your termination of your existing employment, your entry into the employment contemplated herein and your performance of your duties in respect thereof, will not violate or conflict with any agreement or obligation to which you subject. In particular, you will not use or disclose any information in violation of any agreement you may have. Furthermore, you have delivered to Conduent true and complete copies of any currently effective employment agreement, non-competitive agreement or similar agreement to which you are subject.

This offer of employment is contingent upon the successful completion of pre-employment background checks (criminal, credit etc.) which will require your execution of a background screening consent. Additionally, your employment is contingent on each of the following: (i) your execution of Conduent’s standard Confidentiality and Non-Disclosure Agreement, and (ii) the completion of satisfactory reference checks. Lastly, you will be required to present documents necessary to complete an I-9 Form. I will arrange for Human Resources to contact you to make an appointment with an I-9 verifier prior to your scheduled start date.

This offer will remain in effect until May 22, 2019.

I am excited you are joining the Conduent leadership team and I look forward to your contributions and success.

Sincerely,

/s/ Jeff Friedel

Jeff Friedel

Chief People Officer

I ☑ Accept             ☐ Decline this offer:

/s/ Cliff Skelton	22 May 2019
Signature	Date